Java Express Acquires ANEW LIFE, INC.

Provo, Utah - March 29, 2013 – Java Express, Inc. (OTC BB: JVEX) announces the acquisition of ANEW LIFE, INC., a Utah corporation.

ANEW LIFE, INC. was organized on January 31, 2013, and is engaged in the business of purchasing or otherwise acquiring or settling notes, drafts, acceptances, open accounts receivable and other obligations representing part or all of the sales price of insurance, life settlements and related insurance contracts, policies and obligations.  The Company’s Board of Directors has adopted resolutions to change the Company’s name to “Sundance Strategies, Inc.” and will be doing business under the “Sundance Strategies, Inc.” until all required corporate action to change the name is completed.

Forward-looking statements in this press release are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation, continued acceptance of the Company’s products, increased levels of competition for the Company, new products and technological changes, the Company’s dependence on third-party suppliers and other risks detailed from time to time in the Company’s periodic reports filed with the SEC.

Contact:

Randy Pearson, President

801-705-8968